Exhibit 99.1

Webull Reports First Quarter 2025 Financial Results

Total revenues grew 32% year-over-year to $117 million, reflecting strong account and trading volume growth

Customer assets increased 45% year-over-year, driven by increased customer net deposits

Disciplined execution alongside robust revenue growth driving profitability

ST. PETERSBURG, FL., May 22, 2025 /PRNewswire/ – Webull Corporation (NASDAQ: BULL) (“Webull” or the “Company”) today announced financial results for the quarter ending March 31, 2025.

“We are proud to have delivered a very strong first quarter, driven by significant account and trading volume growth that reflects continued demand for Webull’s differentiated trading platform,” said Anthony Denier, Webull’s Group President and U.S. CEO. “We believe our results speak to our strong value proposition, reliable and innovative platform, and focus on global distribution to meet the needs of our sophisticated retail customers. Moving forward we will remain focused on broadening our product portfolio, introducing new asset classes, and expanding access to customers globally, all with the goal of strengthening the customer experience to further expand our position as the advanced retail investment platform of choice.”

“In the first quarter, we continued to execute on our strategy and achieved impressive momentum across the business, growing total revenues by 32% alongside strong improvements on the bottom line,” said H.C. Wang, Group CFO of Webull. “We continue to see strong account growth as our global teams execute on our strategy in 2025 to address and meet the long-term investing needs of individual investors around the world.”

First Quarter Business and Financial Highlights

●	Total revenues increased 32% year-over-year to $117.4 million.

●	Trading-related revenue increased 52% year-over-year.

●	Total operating expenses decreased 2.0% year-over-year to $96.8 million.

●	Adjusted operating expenses increased 2.4% year-over-year to $88.7 million.

●	Income before income taxes increased $29.3 million year-over-year from a loss of $9.8 million to income of $19.5 million.

●	Net income attributable to the Company increased $25.5 million year-over-year from a loss of $12.6 million to income of $12.9 million.

●	Adjusted operating profit totaled $28.7 million for the quarter, representing an increase of $26.4 million year-over-year and a 22 percentage point improvement in operating margin to 24.4%.

●	Customer assets totaled $12.6 billion, representing 45% year-over-year growth, driven by strong net deposits, which grew 66% year-over-year.

●	Registered users increased 17% year-over-year to 24.1 million users.

●	Funded accounts increased to 4.7 million, representing 10% year-over-year growth.

●	Equities notional volume grew to $128 billion, a 15% year-over-year increase.

●	Options contracts volume grew to 121 million, an 8% year-over-year increase.

●	DARTs increased to 924 thousand, representing a 44% year-over-year growth.

Company Highlights

●	In February, we partnered with Kalshi, the first CFTC-regulated exchange with prediction markets, to offer our users the ability to trade binary event contracts on the Webull platform. Webull initially offered S&P 500 and Nasdaq hourly binary contracts.

●	In March, we successfully launched Webull Premium, a subscription-based membership service that unifies the Company’s best-in-class products and offers an elevated investing experience for our users. As of May 15, 2025, Webull Premium had approximately 40,000 users, representing nearly $2.0 billion in customer assets.

●	Subsequent to the close of the first quarter, Webull consummated its previously announced business combination and its Class A ordinary shares, warrants and incentive warrants began trading on Nasdaq.

●	In May, we enhanced the Webull Advisors platform by partnering with BlackRock to offer model portfolios. Webull Advisors now delivers intelligent, automated wealth management tools to its U.S.-based customers. Investors can now access a range of professionally managed, diversified portfolios across various asset classes, including alternatives and digital assets.

●	In May, we also announced our collaboration with Visa on the U.S. platform, whereby Webull users can efficiently transfer money between their Webull brokerage account and external bank accounts through Visa Direct.

Conference Call Information

Webull will host a conference call to discuss its results at 5:00 p.m. E.T. today, May 22, 2025. The conference call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=SMs1hkAY or participants may dial 1-866-652-5200 (U.S.) or 1-412-317-6060 (international).

Following the call, a replay and transcript will be available on the Company’s website at www.webullcorp.com/investor-relations, as well as the earnings press release and accompanying slide presentation.

About Webull Corporation

Webull Corporation (NASDAQ: BULL) owns and operates Webull, a leading digital investment platform built on next-generation global infrastructure. Through its global network of licensed brokerages, Webull offers investment services in 14 markets across North America, Asia Pacific, Europe, and Latin America. Webull serves more than 24 million registered users globally, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options, futures, and fractional shares through Webull's trading platform, which seamlessly integrates market data and information, its user community, and investor education resources. Learn more at www.webullcorp.com.

Contacts

For Investors

ir@webullcorp.com

For Media
5W Public Relations

Nicholas Koulermos
Webull@5wpr.com
(212) 999-5585

Use of Non-GAAP Financial Measures

We use adjusted operating profit and adjusted operating expenses, both non-GAAP financial measures, to evaluate our operating results and for financial and operational decision-making purposes. Adjusted operating profit represents income (loss) from continuing operations, before income taxes, excluding share-based compensation expenses, and other expense (income), net. Adjusted operating expenses represent total operating expenses, excluding share-based compensation expenses.

We believe that both adjusted operating profit and adjusted operating expenses help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from continuing operations, before income taxes, and total operating expenses. We believe that adjusted operating profit and adjusted operating expenses provide useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted operating profit and adjusted operating expenses should not be considered in isolation or construed as an alternative to income from continuing operations, before income taxes, and total operating expenses or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted operating profit and adjusted operating expenses presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Financial Measures” set forth at the end of this press release.

Definitions

“Customer assets” refer to the sum of the fair value of all equities, ETFs, options, warrants, futures, and cash held by customers in their Webull brokerage accounts, net of customer margin balances, as of the record date. While customer assets are significantly impacted by mark-to-market valuations of customers’ investments, we consider customer assets an important metric as growth in customer assets generally leads to an increase in trading volumes and revenue.

“DARTs” refers to daily average revenue trades, which is the number of customer trades executed during a given period divided by the number of trading days in that period. DARTs provide us information on how active our customers trade. A limitation of this metric is that it does not capture the size of the trade and revenue per trade varies significantly depending on size and type of trades.

“Equities notional volume” refers to the aggregate dollar value (purchase price or sale price as applicable) of trades executed over a specified period of time. Equity notional volume directly drives our equities trading revenue, as we earn payment for order flow or commissions for customers’ equities trades based on a percentage of notional value. However, equity notional volume is highly sensitive to market conditions in the short-term, which makes predicting our equity trading revenue with precision difficult.

“Funded accounts” refer to Webull brokerage accounts into which the customer has made an initial deposit or money transfer, of any amount, whose account balance (which is measured as the fair value of assets in the customer’s account less the amount due from the customer) has not dropped to or below zero for 45 consecutive calendar days as of the record date. Funded accounts reflect unique customers, and multiple funded accounts by a single customer are counted as one funded account. Growth in our funded accounts provides insight as to the effectiveness of our marketing efforts and our ability to acquire monetizable customers. Funded accounts are positively correlated with, but are not determinative, of customer assets, trading volumes, and revenue.

“Options contracts volume” refers to the total number of options contracts bought or sold over a specified period of time. Options contracts volume directly drives our options trading revenue, as we earn payment for order flow or commissions for customers’ options trades on a per contract basis. However, options contracts volume is highly sensitive to market conditions in the short-term, which makes predicting our options trading revenue with precision difficult.

“Registered users” refer to those users who have registered on our platform but not necessarily have opened a brokerage account with one of our licensed broker-dealers. Growth in our registered users provides insight as to the popularity of the Webull App. While we do not generate revenue from registered users who do not have brokerage accounts with us, registering an account on the Webull App is the first step toward opening and funding a brokerage account with us.

Webull Corporation
Condensed Consolidated Statements of Financial Position

	March 31, 2025	December 31, 2024
	(Unaudited)
Assets
Cash and cash equivalents	$297,480,490	$270,728,008
Cash and cash equivalents segregated under federal and foreign requirements	906,742,825	939,232,153
Receivables from brokers, dealers, and clearing organizations	219,258,173	262,093,040
Receivables from customers, net	299,765,984	301,107,428
Prepaid expenses and other current assets	61,313,557	50,344,836
Customer-held fractional shares	105,839,019	108,252,531
Total current assets	1,890,400,048	1,931,757,996

Right-of-use assets	64,604,135	66,293,751
Property and equipment, net	33,204,229	33,629,770
Intangible assets, net	19,937,282	19,415,963
Goodwill	5,197,438	5,197,438
Deferred tax assets	10,159,867	12,374,499
Total non-current assets	133,102,951	136,911,421
Total assets	$2,023,502,999	$2,068,669,417
Liabilities, mezzanine equity, and shareholders' equity
Payables due to customers	$1,312,281,169	$1,378,625,130
Payables due to brokers, dealers, and clearing organizations	5,684,067	1,490,537
Lease liabilities - current portion	3,384,966	4,969,959
Accounts payable and other accrued expenses	56,827,363	61,079,799
Total current liabilities	1,378,177,565	1,446,165,425

Lease liabilities - non-current portion	10,318,113	10,438,555
Deferred tax liabilities	5,484,358	5,292,255
Total non-current liabilities	15,802,471	15,730,810
Total liabilities	1,393,980,036	1,461,896,235

Commitments and Contingencies	–	–

Mezzanine equity
Convertible redeemable preferred shares (aggregate liquidation preference of $644,274,805 and $644,132,365 as of March 31, 2025 and December 31, 2024, respectively; and aggregate redemption value of $2,883,451,470 and $2,861,748,733 as of March 31, 2025 and December 31, 2024, respectively)	2,883,451,470	2,861,748,733
Total mezzanine equity	2,883,451,470	2,861,748,733

Shareholders' deficit
Class A ordinary shares ($0.0001 par value; 4,000,000,000 shares authorized, 143,531,581 and 139,307,244 shares issued and outstanding, respectively, as of March 31, 2025 and December 31, 2024)	13,931	13,931
Class B ordinary shares ($0.0001 par value, 1,000,000,000 shares authorized, no shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively;)	–	–
Treasury shares (4,224,356 shares as of March 31, 2025 and December 31, 2024)	–	–
Additional paid in capital	–	–
Accumulated deficit	(2,241,614,509)	(2,241,066,624)
Accumulated other comprehensive loss	(13,426,170)	(15,195,946)
Total shareholders' deficit	(2,255,026,748)	(2,256,248,639)
Noncontrolling interest	1,098,241	1,273,088
Total deficit	(2,253,928,507)	(2,254,975,551)
Total liabilities, mezzanine equity, and total deficit	$2,023,502,999	$2,068,669,417

Webull Corporation
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Three Months Ended March 31,
	2025	2024
Revenues
Equity and option order flow rebates	$64,111,182	$43,912,117
Interest related income	31,140,064	32,497,629
Handling charge income	17,547,010	9,704,509
Other revenues	4,570,579	2,821,465
Total revenues	117,368,835	88,935,720
Operating expenses
Brokerage and transaction	23,245,456	17,932,844
Technology and development	16,924,892	14,890,082
Marketing and branding	22,991,038	34,014,065
General and administrative	33,620,720	31,908,841
Total operating expenses	96,782,106	98,745,832
Other expense, net	1,089,417	26,492
Income (loss) before income taxes	19,497,312	(9,836,604)
Provision for income taxes	6,558,225	2,715,461
Net income (loss)	12,939,087	(12,552,065)
Less net loss attributable to noncontrolling interest	(146,720)	(121,820)
Net income (loss) attributable to the Company	13,085,807	(12,430,245)
Preferred shares redemption value accretion	(21,702,737)	(1,087,707,813)
Net loss attributable to ordinary shareholders	$(8,616,930)	$(1,100,138,058)

Net loss per share attributable to ordinary shareholders
Basic and diluted	$(0.06)	$(7.98)
Weighted-average shares outstanding
Basic and diluted	139,307,224	137,814,433

Net income (loss)	$12,939,087	$(12,552,065)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	1,741,649	(2,772,734)
Other comprehensive income (loss)	1,741,649	(2,772,734)
Comprehensive income (loss)	14,680,736	(15,324,799)
Less comprehensive loss attributable to noncontrolling interest	(146,720)	(121,820)
Less foreign currency translation adjustment attributable to noncontrolling interest	(28,127)	(10,435)
Preferred shares redemption value accretion	(21,702,737)	(1,087,707,813)
Comprehensive loss attributable to ordinary shareholders	$(6,847,154)	$(1,102,900,357)

Webull Corporation

Unaudited Reconciliation of Non-GAAP and GAAP Financial Measures

Adjusted Operating Expenses Reconciliation

(Unaudited)

	For the Three Months Ended March 31,
	2025	2024

Total operating expenses (GAAP)	$96,782,106	$98,745,832
Less: Share-based compensation	8,069,045	12,136,815
Adjusted operating expenses (Non-GAAP)	$88,713,061	$86,609,017

Adjusted Operating Profit Reconciliation

(Unaudited)

	For the Three Months Ended March 31,
	2025	2024

Income (loss) before income taxes (GAAP)	$19,497,312	$(9,836,604)
Add: Other expense (income), net	1,089,417	26,492
Add: Share-based compensation	8,069,045	12,136,815
Adjusted operating profit (Non-GAAP)	$28,655,774	$2,326,703

Contra Revenue Impact

Most of our platform users are not considered customers under ASC 606, Revenues from Contracts with Customers (“ASC 606”), and promotional payments made to these platform users are accounted for as a marketing and branding expense. Conversely, for our platform users who have been determined to be customers under ASC 606, we account for these promotional payments as a reduction in revenue. The following presents how contra revenue impacted our trade related revenues.

	For the Three Months Ended March 31,
	2025	2024
	(unaudited)	(unaudited)
Contra revenue impact on:
Option handling fees	$(118,541)	$(120,892)
Platform and trading fees	(2,709,988)	(956,392)
Total contra revenue	$(2,828,529)	$(1,077,284)

Statement regarding unaudited financial and operational information

The unaudited financial and operational information included in this press release is subject to potential adjustments and is based on the information available to management at this time. Potential adjustments to operational and consolidated financial information may be identified from work performed during Webull’s preparation of financial statements subsequently hereto or its year-end audit. Information may also be presented differently from the information included herein in the future. This could result in significant differences from the unaudited or other historical operational and financial information included herein. The financial information included in this press release does not reflect the closing of the previously announced business combination that occurred on April 10, 2025.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release or other statements of the Company, including, for instance, statements as to business strategy and plans, future results of operations and financial position, planned products and services, objectives of management for future operations or strategies of the Company, market size and growth opportunities, competitive position and technological and market trends are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this press release, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to capitalize on the anticipated benefits of the business combination, to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs (including costs related to the business combination), of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (14) the ability to meet, or continue to meet, stock exchange listing standards; (15) the possibility of adverse developments in pending or new litigation and regulatory investigations; (16) risks related to the Company’s securities and its status as a foreign private issuer and the fact that the information the Company is required to file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”) may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers; (17) risks related to the offer and resale of our securities, such as dilution from the issuance of additional Class A ordinary shares upon the exercise of warrants, and increased volatility, or significant declines, in the price of our securities based on increased trading activity and the perception that sales of our securities may occur; and (18) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Reported results should not be considered an indication of future performance.